Filed Pursuant to Rule 433
Registration No. 333-151206
Pricing Term Sheet
November 8, 2010
HUBBELL INCORPORATED
$300,000,000 3.625% Senior Notes due 2022

Issuer:	Hubbell Incorporated
Title of Securities:	3.625% Senior Notes due 2022
Principal Amount:	$300,000,000
Maturity:	November 15, 2022
Coupon (Interest Rate):	3.625%
Issue Price (Price to Public):	99.174% of principal amount
Benchmark Treasury:	2.625%; August 15, 2020
Spread to Benchmark Treasury:	+115 bps
Benchmark Treasury Price and Yield:
Coupon (Interest Rate):	100-17; 2.561%
Yield to Maturity:	3.711%
Make-Whole Provision:	Treasury + 20 bps
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2011
Redemption Provisions:	No mandatory redemption provisions.
The notes will be redeemable, in whole
or in part, at the Issuer’s option
solely on the basis of a make-whole
call at Treasury + 20 bps during the
period from the original issuance date
through the maturity date of the
notes. Notwithstanding the
Preliminary Prospectus Supplement
dated November 8, 2010, the notes will
not be redeemable on the basis of a
call at par during the three months
prior to the maturity date.
Change of Control Offer:	As described in the Preliminary
Prospectus Supplement, dated November 8, 2010
Legal Format:	SEC-registered
Trade Date:	November 8, 2010
Settlement Date:	T+6; November 17, 2010
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
BNY Mellon Capital Markets, LLC
HSBC Securities (USA) Inc.
Morgan Stanley & Co. Incorporated
U.S. Bancorp Investments, Inc.
CUSIP:	443510AF9
ISIN:	US443510AF99
Ratings:*	A3 (Moody’s)
A (S&P)
A (Fitch)
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
We expect that delivery of the notes will be made to investors against payment therefor on or about the date set forth on the cover page of this prospectus supplement, which will be the sixth business day following the date of this prospectus supplement (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisors.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533 and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.